Logical Design Solutions, Inc.
                              131 Madison Avenue
                         Morristown, New Jersey 07960


                               December 20, 2000


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549
Attention:  Max A. Webb, Esq.

                  Re:   Logical Design Solutions, Inc.
                        Registration Statement on Form S-1
                        (Registration No. 333-31674)
                        ----------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Logical Design Solutions, Inc. (the "Company") hereby requests the Commission's consent to the withdrawal of the above referenced Registration Statement of the Company and all amendments and exhibits thereto. The Company has decided not to pursue registration of shares of its Common Stock at this time. No securities were sold, and no securities will be sold, under the above referenced Registration Statement.

     If you have any questions with respect to this letter, please call Michael T. Kohler of the law firm Brown & Wood LLP at (212) 839-5429 or me at
(973) 971-0100, extension 1152.

                                      Sincerely,

                                      LOGICAL DESIGN SOLUTIONS, INC.


                                      By: /s/ E. Bruce Lovenberg
                                         _______________________________
                                         E. Bruce Lovenberg
                                         Vice President,
                                         Chief Financial Officer and Secretary